Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Filer’s Commission File No. 000-19806)

The following communication was sent to employees of Cyberonics.

February 26, 2015

Dear Team Cyberonics,

Today we are announcing exciting news. Cyberonics and Sorin will combine to create a premier global medical technology company, enhancing our ability to serve patients around the world.  The press release is attached for your reference.

Sorin, based in Milan, Italy, specializes in treating cardiovascular diseases through the development of technologies for cardiac surgery and cardiac rhythm management (CRM).  While we have been working successfully independently — largely in different geographies — in many ways we have also been working in parallel.  Both Cyberonics and Sorin have long, storied histories of medical technology innovation, dramatically improving the lives of patients, and supporting the growth and development of our employees.

This merger is a very exciting opportunity for all of us to work for a larger, more diverse global company based on Sorin’s and Cyberonics’ shared values and ambitions.  Together we will be a stronger, more diversified company with the scale and best in class offering of products and solutions necessary to become a new global medical technology powerhouse in cardiac surgery, CRM and neuromodulation.

This combination is a logical next chapter in our growth given how complementary our businesses are, and I firmly believe there is a unique cultural and strategic fit between our two companies.  We will be able to leverage the combined strengths of our two organizations, capture new opportunities, and create innovative solutions for the patients and healthcare professionals that rely on our products every day. Together we will be a global market leader in the large and growing markets of neuromodulation, cardiac surgery and CRM.  We will be able to more rapidly advance our complementary opportunities in chronic heart failure and sleep apnea, as well as Sorin’s promising mitral valve regurgitation program.  Also, we will benefit from our combined technology expertise and bring to market cutting-edge new advancements in medical technology.

First and foremost, though, this combination is about growth.  As you’ll see, the companies are structured around three largely independent therapy business units: cardiac surgery, CRM, and neuromodulation.  We expect to continue investing in the business and offer employees more opportunities to advance and grow within the combined organization.  We will have a strategic presence in 100 countries on five continents with approximately 4,000 employees.  With a fully global commercial, regulatory, clinical, R&D, supply chain, and manufacturing platform, we’ll be able to support the company’s success in all key international markets.

While it is still early in the integration planning, we have established a leadership and operational framework that will help ensure we capture all the potential benefits of the combination.  Sorin’s current CEO, André-Michel Ballester, will become the CEO of the combined company, and I will serve as Chairman of the Company’s Board of Directors.  The neuromodulation business will continue to be based in Houston, Texas; cardiac surgery will continue to be based in Mirandola, Italy; and CRM will continue to be based in Clamart, France.  We are forming a joint integration team that will develop a comprehensive plan for execution after the transaction is complete.  We will, of course, keep you informed of these plans as they progress.

The merger is subject to approval from the relevant regulatory authorities, and we expect to complete the transaction by the third quarter of 2015. In the meantime, Sorin and Cyberonics remain separate companies and it is business as usual for all of us. It is essential that we all remain focused on providing patients and our customers with our absolute best efforts.

We understand that today’s announcement will raise questions for many of you, so we want to assure you that we are committed to keeping you updated as the transaction progresses.  Consistent with our practice of quarterly employee meetings after our earnings announcement, I will be hosting an employee meeting today at 10:00 a.m. CT.  This meeting will allow you to learn more about the transaction and opportunities that lie ahead and ask questions.

We thank you all for the contributions you have already made to the strong foundation upon which we will build a new premiere global medical technology company.  Your hard work and dedication have made Cyberonics a market leader, and we greatly appreciate your ongoing dedication to our important work.  I hope you share our enthusiasm for what we can accomplish in the future and join me in having continued confidence in knowing our best days are ahead.

Sincerely,

Dan

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

Sand Holdco Limited (“NewCo”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“Sorin Group”), CYBERONICS, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents filed with the SEC by Cyberonics) or Sorin Group through its website at www.sorin.com (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

Sorin Group, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25,2014  and its Proxy Statement on Schedule 14A, dated  July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”)) concerning Cyberonics, Sorin Group, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin Group as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin Group or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin Group to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin Group operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin Group’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Sorin Group’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin Group share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin Group share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin Group gives any assurance (1) that either Cyberonics, Sorin Group or Newco will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.